Exhibit 12.1

HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$39,224	$50,123
Fixed charges	23,691	47,518
Capitalized interest	(370)	(723)
Distributions of earnings from unconsolidated affiliates	1,036	1,717
Total earnings	$63,581	$98,635

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$21,705	$43,507
Amortization of deferred financing costs	835	1,670
Interest expense on financing obligations	394	870
Capitalized interest	370	723
Interest component of rental expense	387	748
Total fixed charges	23,691	47,518
Dividends on Preferred Stock	1,677	3,354
Total fixed charges and Dividends on Preferred Stock	$25,368	$50,872

Ratio of earnings to fixed charges	2.68	2.08
Ratio of earnings to combined fixed charges and Dividends on Preferred Stock	2.51	1.94